Exhibit 3.2(b)

VAIL RESORTS, INC.

AMENDMENT TO RESTATED BYLAWS

As Adopted and in Effect on

November 7, 2002

11. Number, Election and Terms. The Board shall be comprised of no fewer than 10 and no more than 20 directors, consisting of two-thirds (2/3) Class I directors and one-third (1/3) Class II directors. Each director shall serve a one year term. Unless provided by the Restated Certificate of Incorporation, directors need not be stockholders.